[SEMTECH CORPORATION LOGO]

Semtech Corporation

200 Flynn Road

Camarillo, CA 93012-8790

July 14, 2008

By Electronic Submission

Mr. Tim Buchmiller

Senior Attorney

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549-6010

Re:	Semtech Corporation
Form 10-K for the year ended January 27, 2008
SEC File No. 1-06395

Dear Mr. Buchmiller:

On behalf of Semtech Corporation (the “Company”), I submit this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Commission”) received by letter dated July 2, 2008, relating to the Company’s Form 10-K for the year ended January 27, 2008.

Item 1. Business, page 7

Customers, Sales Data and Backlog, page 7

1.	Please provide us with your analysis as to how you determined that the customers identified in the table here, as well as on pages 2 and 27, are representative of your customer base.

The customers reflected in the table on page 7, and disclosed on pages 2 and 27 represent various end-customers of our products. In selecting which customers to include, we consider both revenue derived from these customers (level of direct and indirect sales activity) and other factors (such as concentration of design resources and design win activity) that indicate active engagement with these customers. Indirect sales activity is considered since many of these companies order through subcontractors or acquire our parts through a distributor. Note that in cases where our products are acquired through a distributor, it is not always possible to align a specific sale with the final customer.

Mr. Tim Buchmiller

July 14, 2008

2.	You disclose that one end-customer, which is a major manufacturer of handheld systems and consumer equipment, accounted for 13% of your net sales in fiscal year 2008, 10% of net sales in fiscal year 2007, and 11% of net sales in fiscal year 2006. You also disclose that one of your Asian distributors accounted for approximately 16% of your net sales in fiscal year 2008 and 12% of net sales in fiscal year 2007. In all applicable future filings, please disclose the name of any customer and its relationship, if any, with you and your subsidiaries, if sales to the customer by one or more segments are made in an aggregate amount equal to 10% or more of your consolidated revenues and the loss of such customer would have a material adverse effect on you and your subsidiaries taken as a whole. Refer to Item 101(c)(vii) of Regulation S-K.

In all applicable future filings, we will disclose the name of any customer and its relationship, if any, if sales to the customer by one or more segments are made in an aggregate amount equal to 10% or more of our consolidated revenues and the loss of such customer would have a material adverse effect on us or our subsidiaries taken as a whole.

Item 7. Management’s Discussion & Analysis, page 27

Fiscal Year 2008 Compared With Fiscal Year 2007, page 32

3.	In future filings, to the extent practicable, separately quantify the components of your line item results. For instance, how much of the 12% increase in net sales in 2008 was attributable to market conditions, and how much was attributable to improvements in your execution? Further, clarify phrases such as “improvements in the Company’s overall execution.”

In future filings, we will continue to enhance our disclosures in this area, specifically with regards to separately quantifying the components of our line item results, to the extent practicable.

The purpose of the introductory paragraph on page 32 was to present the macro conditions driving our overall improvement of net sales. We did not believe it was practicable to segregate these components as there was no objective basis on which to base an allocation.

We will clarify phrases such as “improvements in the Company’s overall execution” in future filings. As used in our Form 10-K for the fiscal year ended January 27, 2008, this phrase refers to a more effective allocation of resources, a more efficient product development cycle, fewer shipment delinquencies and improved relationships with customers.

Mr. Tim Buchmiller

July 14, 2008

Semtech Corporation acknowledges that with respect to its filings with the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (805) 480-2191 if you have any further questions or comments.

Sincerely,

/s/ Emeka Chukwu
Emeka Chukwu
Vice President, Finance and Chief Financial Officer
Semtech Corporation